UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to the applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform you that the meeting of the Board of Directors of ICICI Bank Limited (“the Bank”) is scheduled to be held on Saturday, July 18, 2026, to, inter alia, consider and approve the unaudited financial results (standalone and consolidated) for the quarter ending June 30, 2026.

In view of the above and pursuant to the provisions of the SEBI (Prohibition of Insider Trading) Regulations, 2015 read with ICICI Bank Code on Prohibition of Insider Trading, the Trading Window for dealing in the securities of the Bank will remain closed for all Designated Persons of the Bank (including Directors) and their immediate relatives from July 1, 2026 to July 25, 2026 (both days inclusive) to fulfil certain filing requirements with the U.S. Securities Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: June 25, 2026	By:	/s/ Prachiti Lalingkar
			Name	: Prachiti Lalingkar
			Title	: Company Secretary